UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated January 14, 2013

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-179763) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Exhibit List

Exhibit No.	Description

Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the shares under Luxembourg law.
Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.
Exhibit 23.1	Consent of Elvinger, Hoss & Prussen (included in Exhibit 5.1 above).
Exhibit 23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2013

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 5.1	Opinion of Elvinger, Hoss & Prussen as to the validity of the shares under Luxembourg law.
Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.
Exhibit 23.1	Consent of Elvinger, Hoss & Prussen (included in Exhibit 5.1 above).
Exhibit 23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.2 above).